QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

February 3, 2003

Provalis plc
(Translation of Registrant's Name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire CH5 2NT
(Address of Principle Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes ☐    No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Immediate Release	31 January 2003

BOARD CHANGE

Neil Kirkby, the Group Finance Director of Provalis plc, has today informed the Board that he wishes to accept an offer of another full time executive appointment. The Board has, with regret, accepted his resignation with effect from 4th April 2003 following which he will take up that position. A search for a successor will commence immediately.

Frank Harding, Chairman of Provalis, said "The Board is sorry that Neil Kirkby has chosen to move on. We thank him for his contribution to the business and wish him well.".

For further information:-

Dr Phil Gould, Provalis plc, Tel:    01244 833 463

Lisa Baderoon, Buchanan Communications, Tel:    020 7466 5000

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provalis plc
Date: February 3, 2003	By:	/s/ LEE GREENBURY Name: Lee Greenbury Title: Secretary

QuickLinks

SIGNATURES